Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The table below sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods presented:

	Year Ended December 31,
	2012	2011	2010	2009	2008

Excluding Interest on Deposits:
Fixed Charges (1):
Interest expense (excluding interest on deposits)	$52,977	$38,899	$45,758	$55,514	$66,520
Interest factor in rent expense	5,821	4,378	3,991	2,153	2,156
Dividends on preferred stock (2)	2,335	—	—	—	—
Total fixed charges	$61,133	$43,277	$49,749	$57,667	$68,676

Earnings:
Income from continuing operations before taxes	$115,997	$81,514	$249,873	$88,390	$37,379
Fixed charges (1)	61,133	43,277	49,749	57,667	68,676
Dividends on preferred stock (2)	(2,335)	—	—	—	—
Total Earnings	$174,795	$124,791	$299,622	$146,057	$106,055

Ratio of earnings to fixed charges, excluding interest on deposits	2.9	2.9	6.0	2.5	1.5

Including Interest on Deposits:
Fixed Charges (1):
Interest expense	$141,762	$135,910	$147,167	$163,210	$202,620
Interest factor in rent expense	5,821	4,378	3,991	2,153	2,156
Dividends on preferred stock (2)	2,335	—	—	—	—
Total fixed charges	$149,918	$140,288	$151,158	$165,363	$204,776

Earnings:
Income from continuing operations before taxes	$115,997	$81,514	$249,873	$88,390	$37,379
Fixed charges (1)	149,918	140,288	151,158	165,363	204,776
Dividends on preferred stock (2)	(2,335)	—	—	—	—
Total Earnings	$263,580	$221,802	$401,031	$253,753	$242,155

Ratio of earnings to fixed charges, including interest on deposits	1.8	1.6	2.7	1.5	1.2
(1)     Preferred share dividends paid on private shares are excluded.
(2)    Dividends on preferred stock have been grossed up by the effective tax rate for the period.
The term "fixed charges" means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.
The term "earnings" is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

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